Gelber Securities, LLC

Financial Report
December 31, 2025

Filed as PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-36696

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gelber Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

350 N. Orleans, Suite 10000S
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Gelber	312-427-7100	bgelber@gelbergroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Gelber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gelber Securities, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Manager and the Members of Gelber Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Gelber Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 27, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1



Gelber Securities, LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	363,000
Securities purchased under agreements to resell		1,997,124,000
Securities and derivative contracts owned (pledged $7,893,968,000)		7,893,968,000
Deposits with clearing organizations		14,942,000
Receivables:		
Clearing brokers and broker dealers		14,015,000
Related parties		435,000
Exchange membership, at cost (fair value $5,687,000)		146,000
Other assets		328,000
Total assets	$	9,921,321,000
Liabilities and Member's Equity		
Liabilities:		
Payables:		
Clearing organizations	$	4,134,482,000
Traders		14,641,000
Related parties		13,000
Securities and derivative contracts sold, not yet purchased		5,653,560,000
Accounts payable and accrued expenses		883,000
Total liabilities		9,803,579,000
Member's equity		117,742,000
Total liabilities and member's equity	$	9,921,321,000

See Notes to the Financial Statement.

Gelber Securities, LLC

Notes to the Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies

Nature of operations: Gelber Securities, LLC (the Company), a wholly-owned subsidiary of Gelber Group, LLC (the Parent), is a registered securities broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Parent controls the day-to-day operations, business, and affairs of the Company, including distributions and admittance of new members.

The Company enters into proprietary transactions, primarily U.S. Government securities, futures and options on futures, equities, equity options and exchange-traded funds and clears all transactions through other broker-dealers and the Parent. The Company's proprietary traders participate in the net trading revenue generated from their trading activities. As of December 31, 2025, payable to traders reflects the variable amounts of the Company's net trading revenue owed to these traders as determined by the Company and the traders.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

A summary of the Company's significant accounting policies follows:

The Company follows generally accepted accounting principles (GAAP) established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments: Investments are recorded on trade date and reflected at fair value.

Securities and derivative financial instruments: Securities and derivative financial instruments and their related revenues and expenses are recorded on trade date and carried at fair value based on quoted market prices. Dividends are recorded on the ex-dividend date. Interest income and expense are recognized when accrued.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as a receivable from or payable to clearing brokers and broker dealers on the statement of financial condition.

Commissions and related expenses are recorded on trade date.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions, resale and repurchase agreements executed with the same counterparty under the same master netting arrangement. See Note 4 for additional details.

Resale and repurchase agreements: Securities purchased under agreements to resell (reverse repurchase or resale agreements) and securities sold under agreements to repurchase agreements (repurchase agreements) are accounted for as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral as appropriate. The counterparty to all reverse repurchase and repurchase transactions at December 31, 2025 are with the Government Securities Division of the Fixed Income Clearing Corporation (FICC).

Gelber Securities, LLC

Notes to the Financial Statement

Note 1.   Nature of Operations and Significant Accounting Policies (Continued)

The Company enters into short-term reverse repo agreements. Interest on such contract amounts is accrued and is included in the statement of financial condition in receivables from and payables to clearing organizations, clearing brokers and broker dealers. Reverse repos are collateralized by securities with a market value in excess of the obligation under the contract while may result in unsecured credit exposure in the event of the counterparty to a transaction is unable to fulfill its contractual obligations timely. The Company applies the practical expedient based in collateral maintenance provisions in estimating an allowance for credit losses for reverse repurchase agreements. The Company has established policies and procedures for mitigating credit risk on reverse repo transactions including reviewing and establishing limits for credit exposure, maintain collateral, and continually assessing the credit worthiness of counterparties. The Company minimizes credit risk associated with reverse repo activities by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with Company.

Exchange membership and stock in exchange: Exchange membership, including stock in exchange that are required to be held for operating purposes, are carried at historical cost, or if impairment in value has occurred, at a value that reflects management's estimates of the impairment. Management has not recorded any such impairment for the year ended December 31, 2025. Stock in exchange in excess of required shares are carried at fair value and are included in securities owned.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions that are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2025.

Tax returns filed by the Parent are generally not subject to examination by federal and state taxing authorities for years before 2022.

Credit Losses on Financial Assets: The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, deposits with clearing organizations, receivables from clearing broker and broker dealers, securities purchased under agreements to resell and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

Reportable Segments: The Company is engaged in a single line of business as a securities broker-dealer, specifically principal transactions. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net revenue to evaluate the results of the business, predominantly in the monitoring process, of the overall performance to manage the Company and make decisions on budgeting, investment priorities and spending levels. Net revenue is defined as trading gains and losses after transactional expenses, commissions, and related costs. Refer to the statement of operations for the Company's revenue and significant expenses of the segment. Other expenses include depreciation of $280,000, regulatory expenses, and other operating costs. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM utilizes member's equity for the Company as a whole as a measure of segment assets as presented in the statement of financial condition. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosures through the date financial statements were issued.

Gelber Securities, LLC

Notes to the Financial Statement

Note 2.   Deposits with Clearing Organizations

Deposits with clearing organizations at December 31, 2025 consists of cash on deposit of $14,942,000. The Company is a netting member of the FICC and as netting member, the Company is held to a minimum liquidity requirement of $14,854,000, At the end of each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

Note 3.   Receivable from and payable to Clearing Organizations, Brokers and Broker Dealers

The Company's receivables from and payables to clearing organizations, brokers and broker dealers include amounts receivable from unsettled trades, including amounts related to futures and options futures contracts, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivable from and payable to clearing organizations, brokers and broker dealers at December 31, 2025, consist of:

	Receivable	Payable
Cash	$ 14,087,000	$ 619,000
Open trade equity of listed futures contracts, net	(72,000)	-
Fails to Deliver	-	(219,968,000)
Unsettled government securities transactions, net	-	4,353,831,000
	$ 14,015,000	$ 4,134,482,000

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to the clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

Note 4.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical instruments in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the instrument, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3. Inputs that are unobservable for the instrument and include situations where there is little, if any, market activity for the asset or liability.

The availability of observable inputs can vary from security-to-security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Gelber Securities, LLC

Notes to the Financial Statement

Note 3.   Fair Value of Financial Instruments (Continued)

The Company's investments in money market funds, exchange traded futures, and certain U.S. Government obligations are valued using quoted market prices. The fair value of equity securities traded on a national securities exchange, or reported on the NASDAQ and the NYSE national markets, is based on the last reported sales prices on the day of valuation. The fair value of exchange-traded equity options are based on the national bid/offer, and the fair value of all other derivative contracts such as options on futures, are based upon exchange settlement prices. These financial instruments are classified as Level 1 in the fair value hierarchy.

The Company's investments in other U.S. Government obligations are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. These financial instruments are classified as Level 2 in the fair value hierarchy.

The Company assesses the level of investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that causes the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments except for repurchase and reverse repurchase which are at contract value and the exchange membership.

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2025 using the fair value hierarchy:

	Level 1	Level 2	Total
Assets			
Securities and derivative contracts owned:			
U.S. Government obligations	665,433,000	6,735,000,000	7,400,433,000
Equity securities	356,667,000	-	356,667,000
Equity options	136,868,000	-	136,868,000
Total securities and derivative contracts owned	1,158,968,000	6,735,000,000	7,893,968,000
Total assets at fair value	$ 1,158,968,000	$ 6,735,000,000	$ 7,893,968,000
Liabilities			
Securities and derivative contracts sold, not yet purchased:			
U.S. Government obligations	$ 653,366,000	$ 4,600,644,000	$ 5,254,010,000
Equity securities	288,465,000	-	288,465,000
Equity options	111,085,000	-	111,085,000
Total securities and derivative contracts sold, not yet purchased	1,052,916,000	4,600,644,000	5,653,560,000
Receivable from clearing brokers and broker dealers, net:			
Futures- open trade equity	72,000	-	72,000
Total liabilities at fair value	$ 1,052,988,000	$ 4,600,644,000	$ 5,653,632,000

As of December 31, 2025, the Company had no Level 3 assets or liabilities.

Gelber Securities, LLC

Notes to the Financial Statement

Note 5. Derivative Financial Instruments and Offsetting

The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded equity options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

The Company's trading activities involve the use of risk management strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired effect.

These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood under GAAP.

As of December 31, 2025, the Company's derivative activities had the following impact on the statement of financial condition:

Underlying Risk	Statement of Financial Condition Location	Assets	Liabilities	Net
Futures:				
Interest Rate	Receivable from clearing brokers and broker dealers	$ 28,000	$ 68,000	$ (40,000)
Index	Receivable from clearing brokers and broker dealers	5,000	37,000	(32,000)
	Total	$ 33,000	$ 105,000	$ (72,000)
Options:				
Equity	Securities and derivative contracts owned	$ 136,868,000	$ -	$ 136,868,000
Equity	Securities and derivative contracts sold, not yet purchased	-	111,085,000	(111,085,000)
	Total	$ 136,868,000	$ 111,085,000	$ 25,783,000

As of December 31, 2025, the Company holds derivative instruments, resale and repurchase agreements that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

Gelber Securities, LLC

Notes to the Financial Statement

Note 5. Derivative Financial Instruments and Offsetting (Continued)

The Company offsets derivative assets and liabilities under netting arrangements. As of December 31, 2025, the Company's derivatives and resale and repurchase agreements that are subject to offsetting are as follows:

Description	Gross Amounts Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets presented in the Statement of Financial Condition	Gross Amounts Not Offfset Statement of Financial Condition		
				Financial Instruments	Cash Collateral Received	Net Amount
Futures*	$ 33,000	$ 33,000	$ -	$ -	$ -	$ -
Fails to Deliver**	219,968,000	-	219,968,000	-	-	-
Reverse Repurchase Agreements	7,912,757,000	5,915,633,000	1,997,124,000	1,997,124,000	-	-
Total	$ 8,132,758,000	$ 5,915,666,000	$ 2,217,092,000	$ 1,997,124,000	$ -	$ -

Description	Gross Amounts of Recognized Liabilities	Gross Amounts offset in the Statement of Financial Condition	Net Amounts of Liabilities presented in the Statement of Financial Condition	Gross Amounts Not Offfset Statement of Financial Condition		
				Financial Instruments	Cash Collateral Received	Net Amount
Futures**	$ 105,000	$ 33,000	$ 72,000	$ -	$ -	$ 72,000
Repurchase Agreements	5,915,633,000	5,915,633,000	-	-	-	-
Total	$ 5,915,738,000	$ 5,915,666,000	$ 72,000	$ -	$ -	$ 72,000

*Future contracts are included in receivables from and payables to clearing brokers and broker dealers.

**Fails to deliver are included in payables to clearing organizations.

Note 6. Collateral Under Repurchase Agreements

At December 31, 2025, the aggregate fair values of collateral pledged or received in connection with repurchase agreements and reverse repurchase agreements is $7,912,757,000 and $5,915,633,000, respectively. which is $1,679,000 less than the aggregate carrying values of the transactions reflected in the statement of financial condition.

As of December 31, 2025, the financial instruments collateralizing gross repurchase agreements consist solely of U.S. government obligations. The maturities of these repurchase agreements consist only of overnight maturity dates. From time to time and in the normal course of business, the Company will enter into forward starting reverse repurchase agreements. As of December 31, 2025, the Company entered into forward starting repurchase agreements and forward starting reverse repurchase agreements with FICC of $602,849,000 and $1,449,956,000, respectively, both commencing on January 2, 2026 and maturing on January 5, 2026.

Note 7. Related-Party Transactions

The Company clears futures and options on futures transactions through the Parent. At December 31, 2025, receivable from clearing brokers includes cash and open trade equity of $2,885,000 due from the parent.

The Parent provides various services, administrative support, and office space to the Company. Receivable from related party of $435,000 at December 31, 2025 represents amounts owed related to these arrangements.

Gelber Securities, LLC

Notes to the Financial Statement

Note 8. Commitments, Guarantees, Contingencies and Indemnifications

In the ordinary course of business, the Company is subject to various litigation, regulatory, and arbitration matters. Although the effects of these matters cannot be determined, management of the Company believes that their ultimate outcome will not have a material effect on the financial position of the Company.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FASB ASC Topic 460, Guarantees. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

The maximum payouts for these contracts are limited to the amounts of each contract. Maximum payouts do not represent the Company's expected future cash requirements, as the Company's written option positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2025, including those that are settled in cash, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

The Company and its parent have a line of credit available of $10,000,000. The Company also maintains a secured revolver line of credit of $52,500,000 with the same financial institution. The lines have an interest rate of prime rate with no expiration. As of December 31, 2025, there was no outstanding borrowings on either line.

Note 9. Financial Instruments

Proprietary trading activities: In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including exchange-traded futures and options on futures and equity options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. An option contract conveys to the purchaser the right, but not the obligation, to buy or sell a financial instrument or commodity at a predetermined rate or price at a time in the future. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2025, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2025.

Credit risk: Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company's exposure to credit risk on its U.S. Government securities is reduced by the counterparty netting agreement. Netting is effective across products and cash collateral when so specified in the applicable netting agreement. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. Also, the Company has entered into certain master netting agreements that provide for net settlement of certain transactions.

Gelber Securities, LLC

Notes to the Financial Statement

Note 9. Financial Instruments (Continued)

Concentration of credit risk: The Company enters into various transactions with broker-dealers and other financial institutions. Cash and derivative financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company, from time-to-time, maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, management does not believe that the Company is exposed to any significant credit risk.

Note 10. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative method" under this rule whereby it is required to maintain "net capital" equal to $250,000 or 2 percent of "aggregate indebtedness," whichever is greater, as these terms are defined, under Rule 15c3-1. As of December 31, 2025, the Company had net capital and net capital requirements of approximately $66,750,000 and $250,000, respectively.

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